Filed by Brookline Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Apexigen, Inc.

Commission File No. 001-39488

Date: June 3, 2022

Apexigen Announces Nature Medicine Publication and ASCO Presentation on the Phase 2 PRINCE Trial Showcasing Distinct Biosignatures in Metastatic Pancreatic Cancer Patients Treated with Sotigalimab and/or Nivolumab in Combination with Chemotherapy

- Data from the Parker Institute for Cancer Immunotherapy multi-center Phase 2 PRINCE trial demonstrated that novel circulating and tumor biomarkers may be predictive of overall survival -

- Identified distinct immune responses and biomarkers in patients treated with CD40 antibody sotigalimab and chemotherapy, consistent with sotigalimab’s distinct mechanism of action -

- Key findings will be published online June 3, 2022, by Nature Medicine and featured in an oral presentation at ASCO 2022 -

SAN CARLOS, CA – June 3, 2022 – Apexigen, Inc. (“Apexigen”), a clinical-stage company focused on developing innovative antibody-based therapeutics for the treatment of cancer with a focus on immuno-oncology, today announced a peer-reviewed publication of the randomized, three-arm, Phase 2 PRINCE trial in patients with metastatic pancreatic cancer (mPDAC), conducted in collaboration with the Parker Institute for Cancer Immunotherapy, Bristol Myers Squibb and Cancer Research Institute. The Nature Medicine publication is titled, “Sotigalimab and/or nivolumab with chemotherapy in first-line metastatic pancreatic cancer: clinical and immunologic analyses from the randomized Phase 2 PRINCE trial.” The data will also be featured in an oral presentation at the 2022 American Society of Clinical Oncology (ASCO) Annual Meeting, taking place in Chicago from June 3-7, 2022.

“We are encouraged that sotigalimab, an agonistic CD40 antibody, and separately, nivolumab, a PD-1 inhibitory antibody, in combination with chemotherapy elicit distinct signatures of clinical and immune response that are consistent with their respective mechanisms of action,” said Frank Hsu, M.D., Chief Medical Officer of Apexigen. “These findings reveal that baseline treatment-specific biomarkers may predict survival differences between these treatment regimens, as well as the potential of multi-omic, multi-parameter immune and tumor biomarker analyses to identify subsets of PDAC patients that may benefit from CD40 or PD-1 treatment in combination with chemotherapy.”

Key findings from the sotigalimab treatment analyses are included below:

•

Clinical benefit for sotiga/chemo correlated with several markers including baseline helper CD4 T-cell infiltration in the tumor and a differentiated CD4 T-cell compartment and professional antigen presenting cells in circulation.

•	A patient subset benefitting from the dual immunotherapy combination (sotiga/nivo/chemo) was not identified and the biomarker data are suggestive of immune exhaustion emerging post-treatment.

“Identifying clinically meaningful therapeutic options for patients with pancreatic cancer remains a critical hurdle. These exciting data speak to the promise of sotigalimab-based combinations and their potential to pave the way for novel I-O strategies,” said Xiaodong Yang, M.D., Ph.D., Chief Executive Officer of Apexigen. “This study utilized a series of cutting-edge immune profiling techniques to identify distinct baseline biomarker and immune-pharmacodynamic effects associated with improved overall survival following treatment with sotiga/chemo, providing further proof-of-concept and informing subsequent clinical development of sotigalimab. We look forward to leveraging important learnings from this completed trial and from our ongoing trials and to advancing sotigalimab to provide meaningful benefits for patients across multiple indications.”

Details for the ASCO presentation (Abstract #4010) are as follows:

•	Title: Distinct biosignatures associate with survival after chemoimmunotherapy in a randomized, three-arm phase II study in patients with metastatic pancreatic cancer

•	Session: Clinical Science Symposium: Can We Begin to Predict Responders to Targeted Therapy in Gastrointestinal Cancer?

•	Location: McCormick Place, Hall D1 (in person and via livestream)

•	Date and Time: Friday, June 3, 2022, 5:30-7 p.m. ET/4:30-6 p.m. CT/2:30-4 p.m. PT

•	Lead Author and Presenter: Lacey Padron, Ph.D., Vice President, Informatics at Parker Institute for Cancer Immunotherapy

About the Phase 2 Clinical Trial

In the Phase 2 portion of this open-label, multicenter Phase 1b/2 clinical trial, patients with previously untreated mPDAC metastatic pancreatic ductal adenocarcinoma received nivolumab and/or sotigalimab in combination with standard of care gemcitabine/nab-paclitaxel. Orthogonal minimally invasive biomarker technologies were used to investigate immune activation and pharmacodynamic activity. For additional information on this trial (NCT03214250), please visit www.clinicaltrials.gov.

About Apexigen, Inc.

Apexigen is a clinical-stage biopharmaceutical company focused on discovering and developing a new generation of antibody therapeutics for oncology, with an emphasis on new immuno-oncology agents that may harness the patient’s immune system to combat and eradicate cancer. Sotigalimab and Apexigen’s other programs were discovered using Apexigen’s proprietary APXiMAB™ antibody discovery platform. This platform has enabled Apexigen and its collaboration partners to discover and develop high-quality therapeutic antibodies against a variety of molecular targets, including targets that are difficult to drug with conventional antibody technologies. Multiple product candidates have been discovered using the APXiMAB platform, one of which is commercially available and the others are in clinical development, either internally by Apexigen or by its licensees. For more information, please visit www.apexigen.com.

On March 18, 2022, Apexigen announced that it had entered into a business combination agreement with Brookline Capital Acquisition Corp. (Nasdaq: BCAC), a special purpose acquisition company, pursuant to which Apexigen and Brookline Capital Acquisition Corp. will combine, with the former equity holders of both entities holding equity in the combined public company listed on the Nasdaq Stock Exchange.

Additional Information and Where to Find It

In connection with the proposed business combination, Brookline Capital Acquisition Corp. (“BCAC”) filed a registration statement on Form S-4 (the “Registration Statement”) containing a preliminary proxy statement and preliminary prospectus of BCAC, and after the Registration Statement is declared effective, BCAC will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. BCAC’s and Apexigen’s stockholders and other interested persons are advised to read the Registration Statement, including any amendments thereto and other documents filed in connection with BCAC’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because those materials contain important information about Apexigen, BCAC and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials will be mailed to BCAC stockholders as of a record date to be established for voting on the proposed business combination.

Stockholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by BCAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Patrick Sturgeon, Chief Financial Officer, Brookline Capital Acquisition Corp., 280 Park Avenue, Suite 43W, New York, New York 10017, or by telephone at (646) 603-6716, or by contacting Morrow Sodali LLC, BCAC’s proxy solicitor, toll-free at (800) 662-5200.

Participants in the Solicitation

Apexigen, BCAC and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from BCAC stockholders in respect of the proposed business combination. Information regarding BCAC’s directors and executive officers is available in its final prospectus filed with the SEC under Rule 424(b)(4) on January 29, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is contained in the proxy statement/prospectus related to the proposed business combination, which was filed on a Form S-4/A (File No. 333-264222) on May 24, 2022, and which can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements with respect to the potential therapeutic benefits of Apexigen’s product candidates and the timing of the proposed business combination. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. There can be no assurance that future developments affecting Apexigen or BCAC will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of BCAC’s filings with the SEC, and in BCAC’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are based on information available to BCAC and/or Apexigen as of the date hereof, and BCAC and/or Apexigen assumes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor Contact:

Bruce Mackle

LifeSci Advisors

+1-646-889-1200

bmackle@lifesciadvisors.com

Apexigen Contact:

Francis Sarena

Chief Operating Officer

Apexigen, Inc.

+1-650-931-6236

fsarena@apexigen.com